FraserPapers

FILE No. 82-34837

07027730

October 16, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

RECEIVED OCT 26 2007 PROCESSING SEC MAIL WASH, DC 200

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. News Release dated September 24, 2007 as to the temporary shutdown of a sawmill;
2. News Release dated September 26, 2007 as to the sale of the company's holdings of Acadian Timber Income Fund;
3. News Release dated October 1, 2007 as to the launch of SFI Certified Custom Snowcote;
4. Form 51-102F3 – Material Change Report;
5. News Release dated October 4, 2007 as to paper machine downtime; and
6. News Release dated October 12, 2007 as to the company being selected as supplier of environmentally-friendly paper for the second printing of *Harry Potter and the Deathly Hallows.*

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

PROCESSED
NOV 07 2007
THOMSON FINANCIAL

FRASER PAPERS INC.

by: MMueller
Marina Mueller
Assistant Corporate Secretary

dlw 11/6

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of Sawmill

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (September 24, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today the temporary shutdown of its sawmill located in Plaster Rock, New Brunswick beginning October 1, 2007, due to weak market conditions. The Company expects the shutdown to be two weeks in duration, depending on market conditions. This temporary shutdown will affect approximately 175 employees.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the temporary shutdown of a sawmill. The words "expect", "will" and other expressions which may be predictions of or indicate future events and trends, and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause the duration of the temporary shutdown to differ materially from that set forth in the forward-looking statements include general economic conditions, interest rates, foreign exchange rates, supply and demand of new and existing housing in North America, prices and demand for the Company's products and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Sale of Units of Acadian Timber Income Fund

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (September 26, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has sold its entire holdings of 3,613,780 units of Acadian Timber Income Fund (TSX:ADN.UN). 1,013,780 units were sold to two investment dealers and 2,600,000 units were sold to Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM). The units, which represent a 22% interest in Acadian (on a fully-diluted basis), were sold through the facilities of the Toronto Stock Exchange ("TSX") pursuant to a control block distribution under National Instrument 45-102 *Resale of Securities* ("NI 45-102"). Net proceeds from the sale are approximately C$38.3 million and will be used to pay down drawings under the Company's working capital facility.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Peter Gordon	Glen McMillan
President and CEO	Senior Vice President and CFO
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the proceeds of the sale of the Company's interest in Acadian. The word "will" and other expressions which may be predictions of or indicate future events and trends, and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause the use of such proceeds to differ materially from that set forth in the forward-looking statements include general economic conditions, interest rates, foreign exchange rates, changes in business strategy and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE

FraserPapers

Fraser Papers Expands Specialty Print Offering with SFI Certified Custom Snowcote

Filmcoated Opaque Paper that Delivers Lightweights, High Opacity and Printability

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (October 1, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has launched Custom Snowcote, a filmcoated lightweight opaque paper that delivers opacity, strength and printability. Targeting book publishing, manuals, reference books, bibles, dictionaries and financial publications, Custom Snowcote is engineered with a pigmented coating that allows for sharp image and text printing as well as accurate four-colour reproduction.

"Knowing our legacy for product innovation in the lightweight arena, publishers have been asking for a high opaque paper that minimizes show-through, provides a yield advantage, results in sharp print quality and delivers the strength and consistency required for demanding applications," said Matt Nightingale, Director of Marketing and Business Development of Fraser Papers. "Custom Snowcote meets those needs and then some. Because of our high fibre-to-pigment ratio, we have higher bulk than non-filmcoated competitors. Additionally, we have built a service platform that meets the market need for quick turnaround on orders."

Available in 30 lb., 32 lb., 35 lb., 38 lb. and 40 lb., Custom Snowcote is a lightweight filmcoated freesheet paper manufactured alkaline for improved archival properties. It is made in Fraser Papers' Madawaska, Maine paper mill, which is certified to the Sustainable Forestry Initiative ("SFI") Standard. Additionally, Custom Snowcote can be made with post-consumer waste up to 20% upon request.

"Increasingly, our customers are focusing on environmental and social issues within the supply chain and are looking for like-minded paper manufacturers," added Jim Gehrman, General Sales Manager of Fraser Papers. "Custom Snowcote is SFI certified and labeled, assuring customers the fibre used comes from well managed forests. If customers choose to add recycled content, Custom Snowcote becomes one of the greenest papers on the market."

Custom Snowcote is part of a versatile line of the Company's opaque papers – Custom Supreme, Custom Brite and Custom Plus – engineered for performance, SFI certified and available in a full range of brightness levels, shades, finishes and bulking characteristics.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

SFI, Inc. is a 501c(3) non-profit organization and is solely responsible for maintaining, overseeing and improving the Sustainable Forestry Initiative Program. SFI, Inc. directs all elements of the SFI program included the SFI Standard, chain of custody certification, labeling and marketing. SFI, Inc. is overseen by a multi-stakeholder Board of Directors with representatives from environmental and conservation organizations, public officials, professional and academic groups, forest products industry, independent logging professionals and forest landowners. For more information about the SFI program, visit www.sfiprogram.org.

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Contacts:

Matthew Nightingale
Director of Marketing and Business Development
(207) 523-2353
nightingalem@fraserpapers.com

Jim Gehrman
General Sales Manager
(207) 523-2363
gehrmanj@fraserpapers.com

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, ON M5J 2T3

2. Date of Material Change

September 26, 2007

3. News Release

On September 26, 2007, Fraser Papers Inc. issued a news release through CCN Matthews. A copy of this news release is attached as Schedule "A".

4. Summary of Material Change

Fraser Papers Inc. ("Fraser Papers" or the "Company") announced that it had sold its entire holdings of 3,613,780 units of Acadian Timber Income Fund (TSX:ADN.UN).

5. Full Description of Material Change

Fraser Papers announced that it had sold its entire holdings of 3,613,780 units of Acadian Timber Income Fund (TSX:ADN.UN). 1,013,780 units were sold to two investment dealers and 2,600,000 units were sold to Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM). The units, which represented a 22% interest in Acadian (on a fully-diluted basis), were sold through the facilities of the Toronto Stock Exchange ("TSX") pursuant to a control block distribution under National Instrument 45-102 *Resale of Securities* ("NI 45-102"). Net proceeds from the sale were approximately C$38.3 million and will be used to pay down drawings under the Company's working capital facility.

6. Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8605

9. Date of Report

October 4, 2007

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

Fraser Papers Announces Sale of Units of Acadian Timber Income Fund

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (September 26, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has sold its entire holdings of 3,613,780 units of Acadian Timber Income Fund (TSX:ADN.UN). 1,013,780 units were sold to two investment dealers and 2,600,000 units were sold to Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM). The units, which represent a 22% interest in Acadian (on a fully-diluted basis), were sold through the facilities of the Toronto Stock Exchange ("TSX") pursuant to a control block distribution under National Instrument 45-102 *Resale of Securities* ("NI 45-102"). Net proceeds from the sale are approximately C$38.3 million and will be used to pay down drawings under the Company's working capital facility.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon	Glen McMillan
President and CEO	Senior Vice President and CFO
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the proceeds of the sale of the Company's interest in Acadian. The word "will" and other expressions which may be predictions of or indicate future events and trends, and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause the use of such proceeds to differ materially from that set forth in the forward-looking statements include general economic conditions, interest rates, foreign exchange rates, changes in business strategy and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Paper Machine Downtime

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (October 4, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it would take market-related downtime on the No. 6 paper machine at its East Papers operations, effective October 6, 2007, to manage inventory levels of uncoated groundwood papers. The Company expects the temporary shutdown to be two weeks in duration, dependent on market conditions.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Peter Gordon	Jeff Dutton
President and CEO	General Manager, East Papers
(416) 359-8614	(207) 728-8482
pgordon@toronto.fraserpapers.com	jeffdu@madawaska.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the temporary shutdown of a paper machine. The words "would", "expect" and other expressions which may be predictions of or indicate future events and trends, and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause the duration of the temporary shutdown to differ materially from that set forth in the forward-looking statements include general economic conditions, interest rates, foreign exchange rates, supply, demand and pricing of uncoated groundwood papers, and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Supplies Environmentally-Friendly Paper for Second Printing of "Harry Potter and the Deathly Hallows"

Toronto, ON (October 12, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it had been selected to provide environmentally-friendly paper for the second printing of the U.S. edition of *Harry Potter and the Deathly Hallows*, the seventh book in the series by J.K. Rowling. Fraser Papers was a key supplier to Scholastic, the global children's publishing, education and media company, for the first printing of the book, which was released in July. The paper manufactured for Scholastic was customized and contained 30% post-consumer content and pulp certified by the Forest Stewardship Council ("FSC"), an internationally recognized organization driving responsible international forest management standards.

"This is perhaps one of the 'greenest' papers you can get on the market today. The post-consumer content diverts waste from landfills, while the FSC certification ensures that the pulp was not procured from endangered or high conservation value forests," said Brian McAlary, Vice President, Sales and Marketing of Fraser Papers. "We were able to add a new component that has strong international credibility."

In addition to environmentally-friendly paper, the Harry Potter order required a strong service platform. Fraser Papers coordinated delivery of paper to printers across North America and established a just-in-time inventory program to meet the rigorous launch requirements.

A leading supplier to the North American trade book market, Fraser Papers is known for manufacturing specialty uncoated freesheet papers with exceptional bulking characteristics, high opacity to prevent show-through and shade matching capabilities for consistency of color. In addition to Scholastic, Fraser Papers supplies other leading book publishers in North America.

****

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Brian McAlary
Vice President, Sales and Marketing
(207) 523-2355
mcalaryb@fraserpapers.com

Matthew Nightingale
Director of Marketing and Business Development
(207) 523-2353
nightingalem@fraserpapers.com

END